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                                 PRESS RELEASE
                                 -------------

     FAHNESTOCK VINER HOLDINGS INC. COMPLETES TENDER OFFER FOR FIRST OF MICHIGAN CAPITAL CORPORATION

     New York, New York and Detroit, Michigan, July 17, 1997. -- Fahnestock Viner Holdings Inc. (FVH on NYSE and FHV.A on TSE) ("Fahnestock") announced today that it has successfully completed its US$15.00 per share cash tender offer (the "Offer") for all outstanding shares of common stock of First of Michigan Capital Corporation (FMG on CSE) ("First of Michigan").

     Following the expiration of the Offer at 12:00 Midnight, New York City time, on July 16, 1997, FMCC Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Fahnestock, accepted for payment all shares of common stock validly tendered pursuant to the Offer and not withdrawn. The shares tendered into the Offer include those shares subject to a previously announced Stock Purchase Agreement between Purchaser and certain First of Michigan stockholders. Purchaser has been informed by The Bank of New York, the depositary for the Offer, that a total of 2,491,079 shares (including 3,471 shares tendered pursuant to guaranteed delivery procedures), representing approximately 99.7% of the outstanding shares of common stock, were validly tendered and not withdrawn.

     It is the intention of Purchaser that shares not acquired in the Offer will be subsequently acquired in a back-end merger.



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     Fahnestock Viner Holdings Inc., through its principal subsidiary,
Fahnestock & Co. Inc., is engaged in securities brokerage and trading and offers investment advisory and related financial services. Fahnestock employs approximately 525 investment executives and operates 49 retail branch offices principally in the U.S. Northeast, Midwest and Florida.

     First of Michigan Capital Corporation is engaged in securities brokerage and trading and investment banking. Its principal subsidiary, First of Michigan Corporation is a member firm of the New York Stock Exchange. First of Michigan employs approximately 280 investment executives and operates 34 retail branch offices, of which 33 are located in Michigan.

                                     *****

For further information, contact:

Albert G. Lowenthal, Chairman and Chief Executive Officer
Fahnestock Viner Holdings Inc.
(212) 668-8000

Mark Shobe, President
First of Michigan Capital Corporation
(313) 259-2600




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